As filed with the Securities and Exchange Commission on December 4, 2006

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by Global Depositary Receipts

of

MMX MINERAÇÃO E METÁLICOS S.A.
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)

FEDERATIVE REPUBLIC OF BRAZIL
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
Global Depositary Shares evidenced by Global Depositary Receipts, each Global Depositary Share representing common shares, without par value, of MMX Mineração e Metálicos S.A.	50,000,000 Global Depositary Shares	$5.00	$2,500,000	$267.50

1

For the purpose of this table only the term "unit" is defined as 100 Global Depositary Shares.

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

_______________________

The prospectus consists of the proposed form of Global Depositary Receipt included as Exhibit A to the form of Deposit Agreement filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of Global Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of Global Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
(iii) The procedures for collection and distribution of dividends	Articles number 4, 9, 12, 13, 15 and 18
(iv) The procedures for transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16, 18, 20, 21 and 26
(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
(vii) Amendment, extension or termination of the deposit agreement	Articles number 19, 20, 21 and 26
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8, 21 and 22
(x) Limitation upon the liability of the depositary	Articles number 9, 13, 14, 18, 19 and 21
3. Fees and Charges	Articles number 2, 3, 7, 8, 12, 14, 15, 20 and 21

Item - 2.

Available Information

Statement that MMX Mineração e Metálicos S.A. furnishes the Commission with certain public reports and documents required by foreign law or otherwise under Rule 12g3-2(b) under the Securities Exchange Act of 1934 and that such reports and documents can be inspected by holders of Global Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.

Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

a.

Form of Deposit Agreement dated as of ____________, 2006, among MMX Mineração e Metálicos S.A., The Bank of New York as Depositary, and all Owners and Beneficial Owners from time to time of Global Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.

Letter agreement among MMX Mineração e Metálicos S.A. and The Bank of New York relating to pre-release activities. - Filed herewith as Exhibit 2.

c.

Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Filed herewith as Exhibit 4.

e.

Certification under Rule 466. - Not Applicable.

f.

Power of Attorney. – Included as part of MMX Mineração e Metálicos S.A.’s signature page hereto.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on December 4,  2006.

Legal entity created by the agreement for the issuance of Global Depositary Receipts for common shares, without par value, of MMX Mineração e Metálicos S.A.

By:

The Bank of New York,
 As Depositary

By:  /s/ Allen R. Murray

Name:  Allen R. Murray

Title:    Managing Director

Pursuant to the requirements of the Securities Act of 1933, MMX Mineração e Metálicos S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Rio de Janeiro, Federative Republic of Brazil on December 4, 2006.

MMX Mineração e Metálicos S.A.

By:  /s/ Eike Fuhrken Batista
Name:  Eike Fuhrken Batista
Title:    Chief Executive Officer

Each person whose signature appears below hereby constitutes and appoints Luiz Rodolfo Landim Machado, Paulo Carvalho de Gouvêa and Joel Mendes Rennó Jr., and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on December 4, 2006.

/s/ Eliezer Batista da Silva Name: Eliezer Batista da Silva Honorary Chairman and Director	/s/ Gilberto Sayão Name: Gilberto Sayão Director
/s/ Jose Luiz Alqueres Name: Jose Luiz Alqueres Director	/s/ Michael Stephen Vitton Name: Michael Stephen Vitton Director
/s/ Raphael de Almeida Magalhães Name: Raphael de Almeida Magalhães Director	/s/ Samir Zraick Name: Samir Zraick Director
/s/ Hans-Juergen Mende Name: Hans-Juergen Mende Director	/s/ Rudolph Inns Name: Rudolph Inns Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Peter Nathanial Name: Peter Nathanial Director	/s/ Eike Fuhrken Batista Name: Eike Fuhrken Batista Chief Executive Officer, Chairman and Director (Principal Executive Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the requirements of the Securities Act of 1933, the undersigned, the duly authorized representative in the United States of MMX Mineração e Metálicos S.A. has signed this Registration Statement in the City of Newark, State of Delaware on December 4, 2006.

PUGLISI & ASSOCIATES

By: /s/ Gregory F. Lavelle

Name:  Gregory F. Lavelle

Title:    Managing Director

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1

Form of Deposit Agreement dated as of ____________, 2006, among MMX Mineração e Metálicos S.A., The Bank of New York as Depositary, and all Owners and holders from time to time of Global Depositary Receipts issued thereunder.

2	Letter agreement among MMX Mineração e Metálicos S.A. and The Bank of New York relating to pre-release activities
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.